------                                     -------------------------------------
FORM 4                                                 OMB APPROVAL
------                                     -------------------------------------
[ ] Check this box if no longer             OMB Number                 3235-0287
    subject to Section 16. Form 4           Expires:           January 31, 2005
    or Form 5 obligations may               Estimated average burden
    continue. See Instruction 1(b).          hours per response............. 0.5
                                           -------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                               Filed pursuant to
   Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940
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1. Name and Address of Reporting Person*

     Berman                Robert            A.
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   (Last)               (First)          (Middle)

     c/o Alpha Hospitality Corporation, 29-76 Northern Blvd - 2nd Floor
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   (Street)

    Long Island City,                    NY                  11101
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   (City)                            (State)                (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Alpha Hospitality Corporation ("ALHY")
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3. IRS Or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   March 2002
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [x] Director                          [x](1) 10% Owner
   [x] Officer (give title below)        [x](1) Other (specify below)

        Chairman of the Board.
    ----------------------------------
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7.  Individual or Joint/Group Filing (Check Applicable Line)
    [X] Form filed by One Reporting Person
    [ ] Form filed by More than One Reporting Person
================================================================================

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               TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.Title of    2. Trans-                                           5. Amount of      6. Owner-
  Security       action  3. Trans-     4. Securities Acquired (A)    Securities        ship
  (Instr. 3)     Date       action        or Disposed of (D)         Beneficially      Form:      7. Nature of
                 (Month/    Code          (Instr. 3, 4 and 5)        Owned at          Direct        Indirect
                 Day/       (Instr. 8)    ----------------------     End of Month      (D) or        Beneficial
                 Year)      ----------             (A) or            (Instr. 3 and 4)  Indirect I)   Ownership
                            Code    V     Amount   (D)     Price                       (Instr. 4)    (Instr. 4)
---------------------------------------------------------------------------------------------------------------
Common Stock,
$0.01 par value
per share         03/12/02   J(2)         389,527   A      (2)          389,527            I            (3)
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                                                                            600            D
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

===============================================================================================================
===============================================================================================
       Table II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
              (e.g., puts, calls, warrants, options, convertible securities)
===============================================================================================
1. Title of Derivative   2. Conver-   3. Trans-   4. Transac-   5. Number of Derivative
   Security (Instr. 3)      sion or      action      tion          Securities Acquired
                            Exercise     Date        Code          (A) or Disposed
                            Price of     (Month/     (Instr. 8)    of (D)(Instr. 3,4, and 5)
                            Derivative   Day/        -----------   -------------------------
                            Security     Year)       Code      V         (A)         (D)
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
NONE
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===========================================================================================================

6. Date Exercisable
   and Expiration    7. Title and Amount of                   9. Number           10. Ownership
   Date (Month/         Underlying Securities                 of Derivative      Form of
   Day/Year)            (Instr. 3 and 4)                      Securities         Derivative  11. Nature of
   ----------------    --------------------   8. Price of     Beneficially       Security:       Indirect
   Date     Expira-               Amount or      Derivative   Owned at           Direct (D)      Beneficial
   Exer-    tion                  Number of      Security     End of Month       or Indirect     Ownership
   cisable  Date       Title      Shares         (Instr.5)    (Instr. 4)         (I)(Instr.4)    (Instr.4)
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===========================================================================================================

Explanation of Responses:

(1) Member of a group (the "Group") that is beneficial owner of more than 10% of the class for purposes of Section 13(d) of the Securities Exchange Act of 1934. The other members of the Group are: Scott A. Kaniewski; Philip Berman; New York Gaming, LLC ("NYG"); Watertone Holdings, LP ("Watertone"); and BKB, LLC. Watertone is the sole manager of NYG. BKB, LLC is the General Partner of Watertone and holds a 1% interest in Watertone.

(2) On March 12, 2002, the Issuer consummated the acquisition of 47.5% of the economic interests previously held by Watertone in the casino and racetrack business components of the business of Catskill Development, L.L.C. In partial consideration for such economic interests, the Issuer issued 575,874 shares of its Common Stock to Watertone. All of such shares are currently held by NYG. BKB, LLC, which holds a 1% General Partnership interest in Watertone Holdings, LP.

(3) These securities are owned directly by NYG and indirectly by the Reporting Person. The Reporting Person holds a 50% membership interest in BKB, LLC, a 46.305% Limited Partnership interest in Watertone and an 88% interest in a family limited partnership that holds a 26.6775% Limited Partnership interest in Watertone. The Reporting Person disclaims beneficial ownership of the other 13,362 shares of the Issuer held indirectly by such family limited partnership.



  /s/ Robert A. Berman                                     April 9, 2002
-------------------------------------                 -----------------------
**Signature of Reporting Person                                 Date
  Name: Robert A. Berman


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**   Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).